EXHIBIT (11)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

Amounts in millions except per share amounts	Three Months Ended March 31		Nine Months Ended March 31
	2009	2008	2009	2008
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$2,585	$2,650	$8,822	$8,848
Preferred dividends, net of tax benefit	45	41	139	126

Net earnings from continuing operations available to common shareholders	$2,540	$2,609	$8,683	$8,722

Net earnings from discontinued operations	$28	$60	$2,143	$211

Net earnings	$2,568	$2,669	$10,826	$8,933

Basic weighted average common shares outstanding	2,919.8	3,067.9	2,963.7	3,093.5

Basic net earnings per common share - continuing operations	$0.87	$0.85	$2.93	$2.82

Basic net earnings per common share - discontinued operations	$0.01	$0.02	$0.72	$0.07

Basic net earnings per common share	$0.88	$0.87	$3.65	$2.89

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$2,585	$2,650	$8,822	$8,848
Diluted net earnings from discontinued operations	$28	$60	$2,143	$211

Diluted net earnings	$2,613	$2,710	$10,965	$9,059

Basic weighted average common shares outstanding	2,919.8	3,067.9	2,963.7	3,093.5
Add potential effect of:
Conversion of preferred shares	138.6	143.5	139.9	144.8
Exercise of stock options and other Unvested Equity awards	46.2	89.8	69.3	94.2

Diluted weighted average common shares outstanding	3,104.6	3,301.2	3,172.9	3,332.5

Diluted net earnings per common share - continuing operations	$0.83	$0.80	$2.78	$2.66

Diluted net earnings per common share - discontinued operations	$0.01	$0.02	$0.68	$0.06

Diluted net earnings per common share	$0.84	$0.82	$3.46	$2.72